October 16, 2013

Securities and exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the Item 4.01 of Form 8-K dated October 16, 2013, of Aspect Software Group Holdings Ltd. and are in agreement with the statements contained in the second paragraph on page 2 therein. We have no basis to disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP